                                     Form N-17f-2

                (As adopted in Release No. IC-17085, July 26, 1989,
                    effective September 25, 1989, 54 F.R. 30248)

                       U.S. Securities and Exchange Commission
                               Washington, D.C. 20549

                                    FORM N-17f-2

      Certificate of Accounting of Securities and Similar Investments In
                 The Custody of Management Investment Companies

                     Pursuant to Rule 17-2 (17 CFR 270.17f-2)

_____________________________________________________________________________

 1.  Investment Company Act File Number:       Date examination completed:

     811-58433                                 08/31/97
______________________________________________________________________________

 2.  State Identification Number:

     WI     Not Applicable
_____________________________________________________________________________

 3.  Exact name of investment company as specified in registration statement:

     Marshall Funds, Inc.
_____________________________________________________________________________

 4.  Address of principal executive office:
     (number, street, city, state, zip, code)

     Federated Investors Towers
     Pittsburgh, PA 15222-3799
_____________________________________________________________________________

                             ARTHUR ANDERSEN LLP



                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
the Marshall Funds, Inc. and
the Securities Exchange Commission:

We have examined management's assertion about Marshall Funds, Inc.'s (a Wisconsin Corporation which includes the Marshall Money Market Fund-Investment Shares, the Marshall Money Market Fund-Trust Shares, the Marshall Government Income Fund, the Marshall Intermediate Bond Fund, the Marshall Short-Term Income Fund, the Marshall Large-Cap Growth & Income Fund, the Marshall Mid-Cap Value Fund, the Marshall Mid-Cap Growth Fund, the Marshall Small-Cap Growth Fund, the Marshall Equity Income Fund, the Marshall Intermediate Tax-Free Fund, and the Marshall International Stock Fund) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of August 31, 1997 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Marshall Funds, Inc.'s compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Marshall Funds, Inc.'s compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants, and accordingly, included examining, on a test basis, evidence about the Marshall Fund, Inc.'s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 1997, and with respect to agreement of security purchases and sales, for the period from June 6, 1997 (the date of our last examination) through August 31, 1997:

 *    Count and inspection of all securities located in the vault of M&I Trust;

 * Confirmation of all securities held by the institutions in book entry form (Chase Manhattan Bank and the Depository Trust Company);

 * Confirmation of all securities of the Marshall International Stock Fund with State Street Bank and Trust Company which operates as subcustodian of the fund and with Templeton Investment Counsel, Inc., the investment subadvisor;

 * Confirmation of tax-exempt mutual funds owned by Marshall Funds, Inc. with transfer agents;

 * Reconciliation of all such securities to the books and records of Marshall Funds, Inc. and M&I Trust;

                             ARTHUR ANDERSEN LLP



      We noted a single security (CUSIP #126691-4E-1) was incorrectly recorded on the records of M&I Trust. This resulted in the par value of the security being overstated by 418,578 units in the Marshall Intermediate Bond Fund and 154,057 units in the Marshall Short-Term Income Fund. The amount has since been corrected on the records of M&I Trust. The market values of the Marshall Intermediate Bond Fund and the Marshall Short-Term Income Fund were not affected as the administrator had the correct amount of units recorded.

      Marshall Funds, Inc.'s Response
      -------------------------------
      Depository reconciliation procedures are performed by M&I Trust on a monthly basis. These procedures are designed to detect differences in par value. We believe the procedures are adequate in identifying differences between the records of M&I Trust and Marshall Funds, Inc.

 *    Confirmation of collateral for futures contracts with banks;

 *    Confirmation of all repurchase agreements with brokers;

 * Agreement of (5) security purchases and (5) security sales or maturities since our last report from the books and records of Marshall Funds, Inc. to broker confirmations.


We believe that our examination provides a reasonable basis for our opinion.
Our examination does not provide a legal determination on Marshall Funds, Inc.'s compliance with specified requirements.

In our opinion, management's assertion that Marshall Funds, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 1997 with respect to securities reflected in the investment account of the Marshall Funds, Inc. is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Marshall Funds, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.



                                            /s/ Arthur Andersen LLP
                                            ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin,
September 24, 1997.


fed149/a/O092597

                                                     Marshall Funds
                                                     Marshall Your Resources




                Management Statement Regarding Compliance with
                ----------------------------------------------
            Certain Provisions of the Investment Company Act of 1940
            --------------------------------------------------------

      We, as members of management of Marshall Funds, Inc. (the "Company"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsection (b) and (c) of Rule 17F-2 as of August 31, 1997.

      Based on this evaluation, we assert that the Company was in compliance with those provisions of Rule 17F-2 of the Investment Company Act of 1940 as of August 31, 1997 with respect to securities reflected in the investment account of the Company.


Marshall Funds, Inc.


By: /s/ Brooke J. Billick
    -------------------------------------------
    Brooke J. Billick                  09/24/97
    Assistant Secretary of Marshall Funds, Inc.




Marshall Funds Investor Services
1000 North Water Street
PO Box 1348
Milwaukee, Wisconsin  53201-1348

1-800-236-FUND (3863)
414-287-8555
http://www.marshallfunds.com